東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02042064

SUPPL

22nd May, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 21st May, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

dlw 6/26

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors of the Company refer to a press article which reported that China National Metals and Minerals Import and Export Corporation had replaced China National Nonferrous Metals Industry Corporation as the ultimate controlling shareholder of the Company.

As at the date of this announcement the Directors have not received any notification from China Nonferrous Metals Group (Hong Kong) Limited or its provisional liquidators or any other party that China National Metals and Minerals Import and Export Corporation has any shareholding interest in the Company or in China Nonferrous Metals Group (Hong Kong) Limited, the immediate controlling shareholder of the Company.

The Directors also consider that it is unlikely that any mandatory offer obligations will arise.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors ("Directors") of ONFEM Holdings Limited ("Company") refer to a press article appearing in a newspaper on 11th May, 2002 which reported that China National Metals and Minerals Import and Export Corporation ("China Minmetals") had replaced China National Nonferrous Metals Industry Corporation ("CNNMIC") as the ultimate controlling shareholder of the Company.

The immediate controlling shareholder of the Company is China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") which has an attributable interest of approximately 53.87% in the issued share capital of the Company and was in turn ultimately held by CNNMIC until 22nd May, 1998 when it was substituted by the State Nonferrous Metals Industry Administration. The latter was dissolved in February 2001.

As at the date of this announcement, the Directors have not received any notification from CNMG or its provisional liquidators or any other party that China Minmetals has any shareholding interest in the Company or CNMG.

The Directors also consider that, in view of the Company's gross assets value as compared to that of CNMG (the latter as provided by the provisional liquidators of CNMG based on the Statement of Affairs of CNMG prepared by its directors), it is unlikely that any mandatory offer obligations will arise under the Hong Kong Code on Takeovers and Mergers.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 21st May, 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors of the Company refer to a press article which reported that China National Metals and Minerals Import and Export Corporation had replaced China National Nonferrous Metals Industry Corporation as the ultimate controlling shareholder of the Company.

As at the date of this announcement the Directors have not received any notification from China Nonferrous Metals Group (Hong Kong) Limited or its provisional liquidators or any other party that China National Metals and Minerals Import and Export Corporation has any shareholding interest in the Company or in China Nonferrous Metals Group (Hong Kong) Limited, the immediate controlling shareholder of the Company.

The Directors also consider that it is unlikely that any mandatory offer obligations will arise.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors ("Directors") of ONFEM Holdings Limited ("Company") refer to a press article appearing in a newspaper on 11th May, 2002 which reported that China National Metals and Minerals Import and Export Corporation ("China Minmetals") had replaced China National Nonferrous Metals Industry Corporation ("CNNMIC") as the ultimate controlling shareholder of the Company.

The immediate controlling shareholder of the Company is China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") which has an attributable interest of approximately 53.87% in the issued share capital of the Company and was in turn ultimately held by CNNMIC until 22nd May, 1998 when it was substituted by the State Nonferrous Metals Industry Administration. The latter was dissolved in February 2001.

As at the date of this announcement, the Directors have not received any notification from CNMG or its provisional liquidators or any other party that China Minmetals has any shareholding interest in the Company or CNMG.

The Directors also consider that, in view of the Company's gross assets value as compared to that of CNMG (the latter as provided by the provisional liquidators of CNMG based on the Statement of Affairs of CNMG prepared by its directors), it is unlikely that any mandatory offer obligations will arise under the Hong Kong Code on Takeovers and Mergers.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 21st May, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公佈乃應香港聯合交易所有限公司之要求而發出。

本公司董事會謹此提述一則有關中國五金礦產進出口總公司已接替中國有色金屬工業總公司而成為本公司之最終控股股東之報章報導。

截至本公佈的日期，董事會未有接獲中國有色金屬（香港）集團有限公司或其臨時清盤人或任何其他方通知指中國五金礦產進出口總公司持有本公司或中國有色金屬（香港）集團有限公司（本公司之直接控股股東）任何股份權益。

董事會亦認為產生任何強制性要約責任的可能性不高。

本公佈乃應香港聯合交易所有限公司之要求而發出。

東方有色集團有限公司（「本公司」）董事會（「董事會」）謹此提述一則於二零零二年五月十一日刊登有關中國五金礦產進出口總公司（「中國五礦」）已接替中國有色金屬工業總公司（「有色總公司」）而成為本公司之最終控股股東之報章報導。

中國有色金屬（香港）集團有限公司（「有色金屬集團」）為本公司之直接控股股東，並持有本公司已發行股本約53.87%之權益，而有色金屬集團則最終由有色總公司擁有，直至其於一九九八年五月二十二日被國家有色金屬工業局取代。後者於二零零一年二月被撤銷。

截至本公佈的日期，董事會未有接獲有色金屬集團或其臨時清盤人或任何其他方通知指中國五礦持有本公司或有色金屬集團任何股份權益。

董事會於比較本公司與有色金屬集團之總資產值（後者是由臨時清盤人根據有色金屬集團董事提交之資產負債狀況說明書提供）之後，亦認為根據香港公司收購及合併守則而產生之強制性要約責任的可能性不高。

承董事會命
董事總經理
王幸東

香港，二零零二年五月二十一日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公佈乃應香港聯合交易所有限公司之要求而發出。

本公司董事會謹此提述一則有關中國五金礦產進出口總公司已接替中國有色金屬工業總公司而成為本公司之最終控股股東之報章報導。

截至本公佈的日期，董事會未有接獲中國有色金屬(香港)集團有限公司或其臨時清盤人或任何其他方通知指中國五金礦產進出口總公司持有本公司或中國有色金屬(香港)集團有限公司(本公司之直接控股股東)任何股份權益。

董事會亦認為產生任何強制性要約責任的可能性不高。

本公佈乃應香港聯合交易所有限公司之要求而發出。

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹此提述一則於二零零二年五月十一日刊登有關中國五金礦產進出口總公司(「中國五礦」)已接替中國有色金屬工業總公司(「有色總公司」)而成為本公司之最終控股股東之報章報導。

中國有色金屬(香港)集團有限公司(「有色金屬集團」)為本公司之直接控股股東，並持有本公司已發行股本約53.87%之權益，而有色金屬集團則最終由有色總公司擁有，直至其於一九九八年五月二十二日被國家有色金屬工業局取代。後者於二零零一年二月被撤銷。

截至本公佈的日期，董事會未有接獲有色金屬集團或其臨時清盤人或任何其他方通知指中國五礦持有本公司或有色金屬集團任何股份權益。

董事會於比較本公司與有色金屬集團之總資產值(後者是由臨時清盤人根據有色金屬集團董事提交之資產負債狀況説明書提供)之後，亦認為根據香港公司收購及合併守則而產生之強制性要約責任的可能性不高。

承董事會命
董事總經理
王幸東

香港，二零零二年五月二十一日

* *僅供識別*